Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Six Months Ended June 30, 2008
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$22,690	$34,876	$52,430	$74,910	$55,552	$43,330
Fixed charges	5,048	7,328	14,351	19,783	19,766	11,357

Total earnings	$27,738	$42,204	$66,781	$94,693	$75,318	$54,687

Fixed Charges
Interest expense **	$4,986	$7,267	$14,053	$19,151	$18,896	$10,980
Rental interest factor	62	61	298	632	870	377

Total fixed charges	$5,048	$7,328	$14,351	$19,783	$19,766	$11,357

Ratio of earnings to fixed charges	5.5x	5.8x	4.7x	4.8x	3.8x	4.8x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.